October 20, 2006

Uri Levy
Chief Financial Officer
Gaming Ventures Plc
Isle of Man
9 Mytrle Street, Douglas, Isle of Man

Re: Gaming Ventures Plc
**   Amendment No. 2 to Form 20-F**
**   Filed on September 28, 2006**
**   File No. 0-52163**

Dear Mr. Levy:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

It could be difficult to enforce a U.S. judgment against our officers, our directors and us, page 10

1.   We note your response to prior comment 3. Please relocate the risk factor that discusses the equity investment of RNG by Golden Palace so that it appears under a separate heading.

Online Gambling Regulation, page 11

2.   Please update this section to discuss the Unlawful Internet Gambling Enforcement
        Act which was signed into law in the United States on October 13, 2006.

U.K. Regulation of Online Gaming, page 25

3.   We note your response to prior comment 7. In this section you state that you "are
        not conducting any gaming operations in the U.K. and currently do not intend to
        seek a license from a Gaming Commission. We do intend, however, to provide
        marketing services to licensed gaming operators by acting as affiliate of such
        gaming operators and provide gambling services in the U.K. to gaming operators
        through our websites such as www.get21.com and according to the various
        marketing methods described under the above heading." It appears that the
        methods described in the Marketing Plan section are your own internal marketing
        tools designed to market your own products, not those of other gaming operators.
        Please advise or revise as necessary. In addition, please revise to note the
        differences between "gaming operations" and "gambling services."

Related Party Transactions, page 34

4.   Please revise this section to provide additional details regarding the agreement
        entered into with Golden Palace. For example, briefly discuss the "occurrence of
        certain events" that allows Golden Palace to exercise its option to acquire an
        additional 30 percent of RNG. In addition, please briefly discuss how the right of
        first refusal option will be valued in the event that either Gaming Ventures or
        Golden Palace decides to sell its ownership stake in RNG.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Oded Har-Even, Esq. (*via facsimile*)